

October 29, 2014

Via E-mail
Mr. C. Mark Hussey
Chief Financial Officer
Huron Consulting Group Inc.
550 West Van Buren Street
Chicago, IL 60607

Re: Huron Consulting Group Inc.
Form 10-K for the fiscal year ended December 31, 2013
Filed February 26, 2014
File No. 0-50976

Dear Mr. Hussey:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Jorge Bonilla

Jorge Bonilla
Senior Staff Accountant